Exhibit 99.1

For Immediate Release

MIDLAND STATES BANCORP, INC. ANNOUNCES

2017 THIRD QUARTER RESULTS

Highlights

•                  Definitive agreement to acquire Alpine Bancorporation announced on October 16, 2017

•                  Integration of Centrue acquisition completed

•                  Net income of $2.0 million, or $0.10 diluted earnings per share, for the third quarter of 2017

•                  Pending sale of residential mortgage servicing rights expected to reduce earnings volatility and enable redeployment of capital for the Alpine acquisition

Effingham, IL, October 26, 2017 — Midland States Bancorp, Inc. (NASDAQ: MSBI) (the “Company”) today reported financial results for the third quarter of 2017, which included $8.3 million, or $0.27 per diluted share, in integration and acquisition expenses largely related to the integration of Centrue Financial Corporation (“Centrue”), and a $3.6 million loss, or $0.12 per diluted share, on mortgage servicing rights (“MSRs”) held for sale.  Inclusive of these expenses, Midland reported net income of $2.0 million, or $0.10 diluted earnings per share, for the third quarter of 2017, compared with net income of $3.5 million, or $0.20 diluted earnings per share, for the second quarter of 2017, and net income of $8.1 million, or $0.51 diluted earnings per share for the third quarter of 2016.

“We continue to transform Midland into a stronger, more profitable institution through our strategic initiatives and ongoing M&A activity,” said Leon J. Holschbach, President and Chief Executive Officer of the Company.  “The integration of Centrue has gone well and we are seeing the positive impact of the synergies we projected for this transaction.  With the recent announcement of our pending acquisition of Alpine Bancorporation, we have positioned Midland to be more focused on the core community bank and wealth management businesses, which we anticipate generating steady growth in the coming years.  As our community bank and wealth management businesses increase in scale, we anticipate that the commercial FHA and residential mortgage banking businesses will continue to be meaningful contributors to our financial results, although smaller components of our overall revenue mix.

“During the third quarter, we made the decision to exit most of our residential mortgage servicing business and take a charge against our MSRs in anticipation of their sale.  Although the charge had a negative impact on our third quarter results, we believe disposing of the MSRs will reduce our earnings volatility and free up capital that can be utilized to support the acquisition of Alpine.  With the addition of Alpine, we will be well positioned as an even higher performing bank with a more consistent earnings stream,” said Mr. Holschbach.

Adjusted Earnings

Financial results for the third and second quarters of 2017 included $8.3 million and $7.5 million in integration and acquisition-related expenses, respectively.  The third quarter of 2017 also included a $3.6 million loss on MSRs held for sale.  Excluding these expenses, adjusted earnings were $9.7 million, or $0.49 diluted earnings per share, for the third quarter of 2017, compared with adjusted earnings of $8.9 million, or $0.51 diluted earnings per share, for the second quarter of 2017.  The decline in adjusted earnings per share is primarily attributable to a higher weighted average diluted share count resulting from the shares issued in the Centrue acquisition.  A reconciliation of adjusted earnings to net income according to generally accepted accounting principles (“GAAP”) is provided in the financial tables at the end of this press release.

Net Interest Income

Net interest income for the third quarter of 2017 was $36.8 million, an increase of 25.1% from $29.4 million for the second quarter of 2017.  The increase in net interest income was primarily attributable to higher interest income on loans due to a 21.1% increase in the average balance of loans, largely due to the full quarter impact of the Centrue acquisition.

The Company’s net interest income benefits from accretion income associated with purchased loan portfolios.  Accretion income totaled $3.0 million for the third quarter of 2017, compared with $1.3 million for the second quarter of 2017.

Relative to the third quarter of 2016, net interest income increased $9.5 million, or 34.8%.  Accretion income for the third quarter of 2016 was $2.6 million.  The increase in net interest income resulted from a $12.7 million increase in interest income on loans due primarily to growth in the average balance of loans.  This increase was offset in part by a $2.6 million increase in interest expense primarily due to interest-bearing deposits from Centrue combined with increased usage of FHLB advances.

Net Interest Margin

Net interest margin for the third quarter of 2017 was 3.78%, compared to 3.70% for the second quarter of 2017.  The Company’s net interest margin benefits from accretion income on purchased loan portfolios.  Excluding accretion income, net interest margin was 3.51% for the third quarter of 2017, compared with 3.57% for the second quarter of 2017.  The decrease in net interest margin excluding accretion income was primarily attributable to a decline in the yield on investment securities resulting from the full quarter impact of the addition of Centrue’s lower-yielding investment portfolio, partially offset by an increase in average loan yields.

Relative to the third quarter of 2016, the net interest margin decreased from 4.00%.  Excluding accretion income, the net interest margin decreased from 3.66%, which was primarily attributable to a decline in the yield on investment securities due to the addition of Centrue’s lower-yielding investment portfolio and the sale of collateralized mortgage obligations (“CMOs”) in October 2016, partially offset by an increase in average loan yields.

Noninterest Income

Noninterest income for the third quarter of 2017 was $15.4 million, an increase of 13.1% from $13.6 million for the second quarter of 2017.  This increase was primarily attributable to higher service charges on deposits and interchange revenue resulting from the full quarter impact of Centrue.

Wealth management revenue for the third quarter of 2017 was $3.5 million, an increase of 2.0% from $3.4 million in the second quarter of 2017.  Compared to the third quarter of 2016, wealth management revenue increased 79.0%, which was attributable to 14% organic growth in assets under management and the acquisitions of Sterling Trust in November 2016 and CedarPoint Investment Advisors in March 2017.

Commercial FHA revenue for the third quarter of 2017 was $3.8 million, a decrease of 9.1% from $4.2 million in the second quarter of 2017.  The Company originated $112.5 million in rate lock commitments during the third quarter of 2017, compared to $151.6 million in the prior quarter.  Compared to the third quarter of 2016, commercial FHA revenue increased 15.9%.

Residential mortgage banking revenue for the third quarter of 2017 was $2.3 million, unchanged from $2.3 million in the second quarter of 2017.  Compared to the third quarter of 2016, residential mortgage banking revenue decreased 53.6%, primarily due to a decline in demand in the refinancing market and the departure of the Company’s Colorado production team during the second quarter of 2017.

Relative to the third quarter of 2016, noninterest income increased 3.1% from $14.9 million.  The increase was due to increases across all of the Company’s major fee generating businesses with the exception of residential mortgage banking revenue.

Noninterest Expense

Noninterest expense for the third quarter of 2017 was $48.4 million, compared with $37.6 million for the second quarter of 2017.  Noninterest expense for the third and second quarters of 2017 included $8.3 million and $7.5 million in integration and acquisition-related expenses, respectively.  Third quarter 2017 expenses also included a $3.6 million loss on MSRs held for sale.  Excluding these expenses, noninterest expense increased $6.2 million or 20.7% from the prior quarter.  The increase was attributable to the full quarter impact of Centrue.

Relative to the third quarter of 2016, noninterest expense excluding integration and acquisition-related expenses and the loss on mortgage servicing rights held for sale increased 28.8% from $28.3 million.  The increase was primarily due to personnel and facilities added in the three acquisitions completed over the past year, partially offset by cost savings resulting from the Company’s Operational Excellence initiative.

Income Tax Expense

Income tax expense was $0.3 million for the third quarter of 2017, compared to $1.4 million for the second quarter of 2017.  The effective tax rate for the third quarter of 2017 was 12.1%, compared to 28.0% in the prior quarter.  Adjustments to the current quarter tax expense upon finalizing the 2016 tax returns resulted in the decreased effective tax rate.  The effect of this adjustment was amplified by the lower pre-tax income recorded in the quarter.

Loan Portfolio

Total loans outstanding were $3.16 billion at September 30, 2017, compared with $3.18 billion at June 30, 2017 and $2.31 billion at September 30, 2016.  The decrease in total loans from June 30, 2017 was attributable to elevated payoffs in the commercial loan portfolio, which was partially offset by increases in the residential real estate, construction and consumer loan portfolios.  The increase in total loans from September 30, 2016, was due to organic growth and the addition of $681.9 million of loans from Centrue.

Deposits

Total deposits were $3.11 billion at September 30, 2017, compared with $3.33 billion at June 30, 2017, and $2.42 billion at September 30, 2016.  The decrease in total deposits from June 30, 2017 was primarily attributable to a return to more normalized end-of-period balances related to commercial FHA loan servicing, as well as a change in the mix of non-core funding sources from brokered deposits to lower cost FHLB advances.

Asset Quality

Non-performing loans totaled $33.4 million, or 1.06% of total loans, at September 30, 2017, compared with $27.6 million, or 0.87% of total loans, at June 30, 2017, and $29.9 million, or 1.29% of total loans, at September 30, 2016.  The increase in non-performing loans during the third quarter of 2017 was related to the downgrade of one commercial real estate loan.

Net charge-offs for the third quarter of 2017 were $0.1 million, or 0.01% of average loans on an annualized basis.  The Company recorded a provision for loan losses of $1.5 million for the third quarter of 2017, primarily related to specific reserves set against two non-performing loans.  The Company’s allowance for loan losses was 0.53% of total loans and 50.4% of non-performing loans at September 30, 2017, compared with 0.48% and 55.8%, respectively, at June 30, 2017.  Including the fair market value discounts recorded in connection with acquired loan portfolios, the allowance for loan losses to total loans ratio was 0.99% at September 30, 2017, compared with 0.98% at June 30, 2017.

Capital

At September 30, 2017, the Company exceeded all regulatory capital requirements under Basel III and was considered to be a ‘‘well-capitalized’’ financial institution, as summarized in the following table:

	September 30, 2017	Well Capitalized Regulatory Requirements
Total capital to risk-weighted assets	12.21%	10.00%
Tier 1 capital to risk-weighted assets	10.20%	8.00%
Tier 1 leverage ratio	8.54%	5.00%
Common equity Tier 1 capital	8.50%	6.50%
Tangible common equity to tangible assets	7.85%	NA

Conference Call, Webcast and Slide Presentation

The Company will host a conference call and webcast at 7:30 a.m. Central Time on Friday, October 27, 2017 to discuss its financial results.  The call can be accessed via telephone at (877) 516-3531 (passcode: 91007841).  A recorded replay can be accessed through November 3, 2017 by dialing (855) 859-2056; passcode: 91007841.

A slide presentation relating to the third quarter 2017 results will be accessible prior to the scheduled conference call.  The slide presentation and webcast of the conference call can be accessed on the Webcasts and Presentations page of the Company’s investor relations website.

About Midland States Bancorp, Inc.

Midland States Bancorp, Inc. is a community-based financial holding company headquartered in Effingham, Illinois, and is the sole shareholder of Midland States Bank.  As of September 30, 2017, the Company had total assets of $4.3 billion and its Wealth Management Group had assets under administration of approximately $2.0 billion.  Midland provides a full range of commercial and consumer banking products and services, merchant credit card services, trust and investment management, and insurance and financial planning services. In addition, commercial equipment leasing services are provided through Heartland Business Credit, and multi-family and healthcare facility FHA financing is provided through Love Funding, Midland’s non-bank subsidiaries. For additional information, visit www.midlandsb.com or follow Midland on LinkedIn at https://www.linkedin.com/company/midland-states-bank.

Non-GAAP Financial Measures

Some of the financial measures included in this press release are not measures of financial performance recognized in accordance with accounting principles generally accepted in the United States (“GAAP”).   These non-GAAP financial measures include “Adjusted Earnings,” “Adjusted Diluted Earnings Per Share,” “Adjusted Return on Average Assets,” “Adjusted Return on Average Shareholders’ Equity,”  “Adjusted Return on Average Tangible Common Equity,” “Yield on Loans Excluding Accretion Income,” “Net Interest Margin Excluding Accretion Income,” “Tangible Common Equity to Tangible Assets,” “Tangible Book Value Per Share” and “Return on Average Tangible Common Equity.” The Company believes that these non-GAAP financial measures provide both management and investors a more complete understanding of the Company’s funding profile and profitability. These non-GAAP financial measures are supplemental and are not a substitute for any analysis based on GAAP financial measures. Not all companies use the same calculation of these measures; therefore this presentation may not be comparable to other similarly titled measures as presented by other companies.

Forward-Looking Statements

Readers should note that in addition to the historical information contained herein, this press release includes “forward-looking statements,” including but not limited to statements about the Company’s expected loan production, operating expenses and future earnings levels.  These statements are subject to many risks and uncertainties, including changes in interest rates and other general economic, business and political conditions, including changes in the financial markets; changes in business plans as circumstances warrant; and other risks detailed from time to time in filings made by the Company with the Securities and Exchange Commission. Readers should note that the forward-looking statements included in this press release are not a guarantee of future events, and that actual events may differ materially from those made in or suggested by the forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “will,” “propose,” “may,” “plan,” “seek,” “expect,” “intend,” “estimate,” “anticipate,” “believe” or “continue,” or similar terminology. Any forward-looking statements presented herein are made only as of the date of this press release, and we do not undertake any obligation to update or revise any forward-looking statements to reflect changes in assumptions, the occurrence of unanticipated events, or otherwise.

CONTACTS:

Jeffrey G. Ludwig, Chief Financial Officer, at jludwig@midlandsb.com or (217) 342-7321

Douglas J. Tucker, Sr. V.P., Corporate Counsel, at dtucker@midlandsb.com or (217) 342-7321

MIDLAND STATES BANCORP, INC.

CONSOLIDATED FINANCIAL SUMMARY (unaudited)

	For the Quarter Ended
	September 30,	June 30,	March 31,	December 31,	September 30,
(dollars in thousands, except per share data)	2017	2017	2017	2016	2016
Earnings Summary
Net interest income	$36,765	$29,400	$27,461	$25,959	$27,265
Provision for loan losses	1,489	458	1,533	2,445	1,392
Noninterest income	15,403	13,619	16,330	30,486	14,937
Noninterest expense	48,363	37,645	30,785	34,090	28,657
Income before income taxes	2,316	4,916	11,473	19,910	12,153
Income taxes	280	1,377	2,983	8,327	4,102
Net income	$2,036	$3,539	$8,490	$11,583	$8,051

Diluted earnings per common share	$0.10	$0.20	$0.52	$0.72	$0.51
Weighted average shares outstanding - diluted	19,704,217	17,320,089	16,351,637	16,032,016	15,858,273
Return on average assets	0.18%	0.39%	1.05%	1.44%	1.03%
Return on average shareholders’ equity	1.78%	3.93%	10.58%	14.05%	10.04%
Return on average tangible common shareholders’ equity	2.39%	4.91%	12.78%	16.84%	12.01%
Net interest margin	3.78%	3.70%	3.87%	3.70%	4.00%
Efficiency ratio	69.00%	66.54%	66.34%	76.64%	64.54%

Adjusted Earnings Performance Summary
Adjusted earnings	$9,738	$8,929	$9,409	$6,302	$8,277
Adjusted diluted earnings per common share	$0.49	$0.51	$0.57	$0.39	$0.52
Adjusted return on average assets	0.87%	0.99%	1.16%	0.78%	1.06%
Adjusted return on average shareholders’ equity	8.52%	9.91%	11.73%	7.64%	10.33%
Adjusted return on average tangible common shareholders’ equity	11.43%	12.39%	14.16%	9.16%	12.35%
Net interest margin excluding accretion income	3.51%	3.57%	3.52%	3.42%	3.66%

MIDLAND STATES BANCORP, INC.

CONSOLIDATED FINANCIAL SUMMARY (unaudited) (continued)

	For the Quarter Ended
	September 30,	June 30,	March 31,	December 31,	September 30,
(in thousands, except per share data)	2017	2017	2017	2016	2016
Net interest income:
Total interest income	$43,246	$34,528	$31,839	$29,981	$31,186
Total interest expense	6,481	5,128	4,378	4,022	3,921
Net interest income	36,765	29,400	27,461	25,959	27,265
Provision for loan losses	1,489	458	1,533	2,445	1,392
Net interest income after provision for loan losses	35,276	28,942	25,928	23,514	25,873
Noninterest income:
Commercial FHA revenue	3,777	4,153	6,695	3,704	3,260
Residential mortgage banking revenue	2,317	2,330	2,916	6,241	4,990
Wealth management revenue	3,475	3,406	2,872	2,495	1,941
Service charges on deposit accounts	2,133	1,122	892	988	1,044
Interchange revenue	1,724	1,114	977	921	920
Gain on sales of investment securities, net	98	55	67	14,387	39
Other income	1,879	1,439	1,911	1,750	2,743
Total noninterest income	15,403	13,619	16,330	30,486	14,937
Noninterest expense:
Salaries and employee benefits	22,411	21,842	17,115	17,326	16,568
Occupancy and equipment	4,144	3,472	3,184	3,266	3,271
Data processing	5,786	2,949	2,796	2,828	2,586
Professional	4,151	3,142	2,992	2,898	1,877
Amortization of intangible assets	1,187	579	525	534	514
Loss on mortgage servicing rights held for sale	3,617	—	—	—	—
Other	7,067	5,661	4,173	7,238	3,841
Total noninterest expense	48,363	37,645	30,785	34,090	28,657
Income before income taxes	2,316	4,916	11,473	19,910	12,153
Income taxes	280	1,377	2,983	8,327	4,102
Net income	$2,036	$3,539	$8,490	$11,583	$8,051

Basic earnings per common share	$0.10	$0.21	$0.54	$0.74	$0.51
Diluted earnings per common share	$0.10	$0.20	$0.52	$0.72	$0.51

MIDLAND STATES BANCORP, INC.

CONSOLIDATED FINANCIAL SUMMARY (unaudited) (continued)

	At Quarter Ended
	September 30,	June 30,	March 31,	December 31,	September 30,
(in thousands)	2017	2017	2017	2016	2016
Assets
Cash and cash equivalents	$183,572	$334,356	$218,096	$190,716	$228,030
Investment securities available-for-sale at fair value	396,985	385,340	259,332	246,339	252,212
Investment securities held to maturity at amortized cost	70,867	75,371	76,276	78,672	82,941
Loans	3,157,972	3,184,063	2,454,950	2,319,976	2,312,778
Allowance for loan losses	(16,861)	(15,424)	(15,805)	(14,862)	(15,559)
Total loans, net	3,141,111	3,168,639	2,439,145	2,305,114	2,297,219
Loans held for sale at fair value	35,874	41,689	39,900	70,565	61,363
Premises and equipment, net	80,941	76,598	66,914	66,692	70,727
Other real estate owned	6,379	7,036	3,680	3,560	4,828
Mortgage servicing rights at lower of cost or market	56,299	70,277	68,557	68,008	64,689
Mortgage servicing rights held for sale	10,618	—	—	—	—
Intangible assets	17,966	18,459	8,633	7,187	5,391
Goodwill	97,351	96,940	50,807	48,836	46,519
Cash surrender value of life insurance policies	112,591	111,802	74,806	74,226	74,276
Other assets	137,207	105,135	67,431	73,808	59,532
Total assets	$4,347,761	$4,491,642	$3,373,577	$3,233,723	$3,247,727

Liabilities and Shareholders’ Equity
Noninterest bearing deposits	$674,118	$780,803	$528,021	$562,333	$629,113
Interest bearing deposits	2,440,349	2,552,228	1,999,455	1,842,033	1,790,919
Total deposits	3,114,467	3,333,031	2,527,476	2,404,366	2,420,032
Short-term borrowings	153,443	170,629	124,035	131,557	138,289
FHLB advances and other borrowings	488,870	400,304	250,353	237,518	237,543
Subordinated debt	54,581	54,556	54,532	54,508	54,484
Trust preferred debentures	45,267	45,156	37,496	37,405	37,316
Other liabilities	40,444	36,014	45,352	46,599	38,314
Total liabilities	3,897,072	4,039,690	3,039,244	2,911,953	2,925,978
Total shareholders’ equity	450,689	451,952	334,333	321,770	321,749
Total liabilities and shareholders’ equity	$4,347,761	$4,491,642	$3,373,577	$3,233,723	$3,247,727

MIDLAND STATES BANCORP, INC.

CONSOLIDATED FINANCIAL SUMMARY (unaudited) (continued)

	As of
	September 30,	June 30,	March 31,	December 31,	September 30,
(in thousands)	2017	2017	2017	2016	2016
Loan Portfolio
Commercial loans	$513,544	$571,111	$475,408	$457,827	$545,069
Commercial real estate loans	1,472,284	1,470,487	997,200	969,615	956,298
Construction and land development loans	182,513	176,098	171,047	177,325	163,900
Residential real estate loans	445,747	428,464	277,402	253,713	216,935
Consumer loans	343,038	335,902	337,081	270,017	248,131
Lease financing loans	200,846	202,001	196,812	191,479	182,445
Total loans	$3,157,972	$3,184,063	$2,454,950	$2,319,976	$2,312,778

Deposit Portfolio
Noninterest-bearing demand deposits	$674,118	$780,803	$528,021	$562,333	$629,113
Checking accounts	800,649	841,640	751,193	656,248	658,021
Money market accounts	633,844	578,077	415,322	399,851	366,193
Savings accounts	278,977	291,912	169,715	166,910	162,742
Time deposits	493,777	525,647	394,508	400,304	420,779
Brokered deposits	233,102	314,952	268,717	218,720	183,184
Total deposits	$3,114,467	$3,333,031	$2,527,476	$2,404,366	$2,420,032

MIDLAND STATES BANCORP, INC.

CONSOLIDATED FINANCIAL SUMMARY (unaudited) (continued)

	For the Quarter Ended
	September 30,	June 30,	March 31,	December 31,	September 30,
(in thousands)	2017	2017	2017	2016	2016
Average Balance Sheets
Cash and cash equivalents	$202,407	$192,483	$163,595	$140,439	$154,764
Investment securities	474,216	362,268	328,880	315,511	329,900
Loans	3,173,027	2,620,875	2,361,380	2,299,115	2,177,517
Loans held for sale	46,441	61,759	73,914	86,665	90,661
Nonmarketable equity securities	31,224	22,246	20,047	18,927	18,365
Total interest-earning assets	3,927,315	3,259,631	2,947,816	2,860,657	2,771,207
Non-earning assets	498,364	372,525	336,761	337,566	330,036
Total assets	$4,425,679	$3,632,156	$3,284,577	$3,198,223	$3,101,243
Interest-bearing deposits	$2,527,490	$2,116,564	$1,896,569	$1,838,760	$1,803,189
Short-term borrowings	182,015	146,144	143,583	151,191	134,052
FHLB advances and other borrowings	434,860	290,401	248,045	183,614	165,774
Subordinated debt	54,570	54,542	54,518	54,495	54,470
Trust preferred debentures	45,201	39,179	37,443	37,357	37,266
Total interest-bearing liabilities	3,244,136	2,646,830	2,380,158	2,265,417	2,194,751
Noninterest-bearing deposits	688,986	579,977	525,868	562,958	550,816
Other noninterest-bearing liabilities	39,240	44,014	53,109	41,962	36,816
Shareholders’ equity	453,317	361,335	325,442	327,886	318,860
Total liabilities and shareholders’ equity	$4,425,679	$3,632,156	$3,284,577	$3,198,223	$3,101,243

Yields
Cash and cash equivalents	1.19%	1.02%	0.77%	0.53%	0.50%
Investment securities	2.86%	3.33%	3.21%	3.10%	5.02%
Loans	4.90%	4.71%	4.91%	4.65%	4.83%
Loans held for sale	3.74%	4.67%	4.22%	4.22%	3.77%
Nonmarketable equity securities	4.20%	4.31%	4.41%	3.85%	3.77%
Total interest-earning assets	4.44%	4.33%	4.47%	4.26%	4.57%
Interest-bearing deposits	0.53%	0.53%	0.51%	0.48%	0.48%
Short-term borrowings	0.22%	0.23%	0.23%	0.22%	0.24%
FHLB advances and other borrowings	1.36%	1.16%	0.93%	0.78%	0.73%
Subordinated debt	6.40%	6.40%	6.40%	6.41%	6.41%
Trust preferred debentures	5.60%	5.37%	5.12%	4.99%	5.03%
Total interest-bearing liabilities	0.79%	0.78%	0.75%	0.71%	0.71%
Net interest margin	3.78%	3.70%	3.87%	3.70%	4.00%

MIDLAND STATES BANCORP, INC.

CONSOLIDATED FINANCIAL SUMMARY (unaudited) (continued)

	As of and for the Quarter Ended
	September 30,	June 30,	March 31,	December 31,	September 30,
(dollars in thousands, except per share data)	2017	2017	2017	2016	2016
Asset Quality
Loans 30-89 days past due	$13,526	$13,566	$14,075	$10,767	$10,318
Nonperforming loans	33,431	27,615	28,933	31,603	29,926
Nonperforming assets	38,109	33,150	31,684	34,550	34,304
Net charge-offs	52	839	590	3,142	585
Loans 30-89 days past due to total loans	0.43%	0.43%	0.57%	0.46%	0.45%
Nonperforming loans to total loans	1.06%	0.87%	1.18%	1.36%	1.29%
Nonperforming assets to total assets	0.88%	0.74%	0.94%	1.07%	1.06%
Allowance for loan losses to total loans	0.53%	0.48%	0.64%	0.64%	0.67%
Allowance for loan losses to nonperforming loans	50.43%	55.81%	54.62%	47.03%	51.99%
Net charge-offs to average loans	0.01%	0.13%	0.10%	0.54%	0.11%

Wealth Management
Trust assets under administration	$2,001,106	$1,929,513	$1,869,314	$1,658,235	$1,235,132

Market Data
Book value per share at period end	$23.45	$23.51	$21.19	$20.78	$20.89
Tangible book value per share at period end	$17.41	$17.47	$17.42	$17.16	$17.52
Market price at period end	$31.68	$33.52	$34.39	$36.18	$25.34
Shares outstanding at period end	19,093,153	19,087,409	15,780,651	15,483,499	15,404,423

Capital
Total capital to risk-weighted assets	12.21%	11.98%	13.48%	13.85%	13.53%
Tier 1 capital to risk-weighted assets	10.20%	10.05%	10.97%	11.27%	10.94%
Tier 1 leverage ratio	8.54%	10.45%	9.61%	9.76%	9.82%
Common equity Tier 1 capital ratio	8.50%	8.36%	9.10%	9.35%	9.03%
Tangible common equity to tangible assets	7.85%	7.62%	8.29%	8.36%	8.44%

MIDLAND STATES BANCORP, INC.

RECONCILIATIONS OF NON-GAAP FINANCIAL MEASURES

	For the Quarter Ended
	September 30,	June 30,	March 31,	December 31,	September 30,
(in thousands, except per share data)	2017	2017	2017	2016	2016
Adjusted Earnings Reconciliation
Income before income taxes - GAAP	$2,316	$4,916	$11,473	$19,910	$12,153
Adjustments to other income:
Gain on sales of investment securities, net	98	55	67	14,387	39
Gain (loss) on sale of other assets	45	(91)	(58)	—	—
Total adjusted other income	143	(36)	9	14,387	39
Adjustments to other expense:
Net expense from loss share termination agreement	—	—	—	351	—
Branch network optimization plan charges	336	1,236	9	2,099	—
Loss on mortgage servicing rights held for sale	3,617	—	—	—	—
Integration and acquisition expenses	7,967	6,214	1,242	1,200	352
Total adjusted other expense	11,920	7,450	1,251	3,650	352
Adjusted earnings pre tax	14,093	12,402	12,715	9,173	12,466
Adjusted earnings tax	4,355	3,473	3,306	2,871	4,189
Adjusted earnings - non-GAAP	$9,738	$8,929	$9,409	$6,302	$8,277
Adjusted diluted EPS	$0.49	$0.51	$0.57	$0.39	$0.52
Adjusted return on average assets	0.87%	0.99%	1.16%	0.78%	1.06%
Adjusted return on average shareholders’ equity	8.52%	9.91%	11.73%	7.64%	10.33%
Adjusted return on average tangible common equity	11.43%	12.39%	14.16%	9.16%	12.35%

Yield on Loans
Reported yield on loans	4.90%	4.71%	4.91%	4.65%	4.83%
Effect of accretion income on acquired loans	(0.33)%	(0.17)%	(0.43)%	(0.33)%	(0.43)%
Yield on loans excluding accretion income	4.57%	4.54%	4.48%	4.32%	4.40%

Net Interest Margin
Reported net interest margin	3.78%	3.70%	3.87%	3.70%	4.00%
Effect of accretion income on acquired loans	(0.27)%	(0.13)%	(0.35)%	(0.28)%	(0.34)%
Net interest margin excluding accretion income	3.51%	3.57%	3.52%	3.42%	3.66%

MIDLAND STATES BANCORP, INC.

RECONCILIATIONS OF NON-GAAP FINANCIAL MEASURES

Tangible Common Equity to Tangible Assets Ratio and Tangible Book Value Per Share

	As of
	September 30,	June 30,	March 31,	December 31,	September 30,
(dollars in thousands, except per share data)	2017	2017	2017	2016	2016

Shareholders’ Equity to Tangible Common Equity
Total shareholders’ equity—GAAP	$450,689	$451,952	$334,333	$321,770	$321,749
Adjustments:
Preferred stock	(3,015)	(3,134)	—	—	—
Goodwill	(97,351)	(96,940)	(50,807)	(48,836)	(46,519)
Other intangibles	(17,966)	(18,459)	(8,633)	(7,187)	(5,391)
Tangible common equity	$332,357	$333,419	$274,893	$265,747	$269,839

Total Assets to Tangible Assets:
Total assets—GAAP	4,347,761	4,491,642	3,373,577	3,233,723	3,247,727
Adjustments:
Goodwill	(97,351)	(96,940)	(50,807)	(48,836)	(46,519)
Other intangibles	(17,966)	(18,459)	(8,633)	(7,187)	(5,391)
Tangible assets	$4,232,444	$4,376,243	$3,314,137	$3,177,700	$3,195,817

Common Shares Outstanding	19,093,153	19,087,409	15,780,651	15,483,499	15,404,423

Tangible Common Equity to Tangible Assets	7.85%	7.62%	8.29%	8.36%	8.44%
Tangible Book Value Per Share	$17.41	$17.47	$17.42	$17.16	$17.52

Return on Average Tangible Common Equity (ROATCE)

	As of
	September 30,	June 30,	March 31,	December 31,	September 30,
(in thousands)	2017	2017	2017	2016	2016

Net Income	$2,036	$3,539	$8,490	$11,583	$8,051

Average total shareholders’ equity—GAAP	$453,317	$361,335	$325,442	$327,886	$318,860
Adjustments:
Goodwill	(97,129)	(61,424)	(48,836)	(46,594)	(46,519)
Other intangibles	(18,153)	(10,812)	(7,144)	(7,718)	(5,656)
Average tangible common equity	$338,035	$289,099	$269,462	$273,574	$266,685
ROATCE	2.39%	4.91%	12.78%	16.84%	12.01%